Edgemont Capital Partners, LP
Statement of Financial Condition
June 30, 2016

Assets

Cash and cash equivalents	$ 354,529
Accounts receivable	32,377
Prepaid taxes	21,063
Due from related party	16,255
Other assets	6,790
Total assets	$ 431,014

Liabilities and Partners' Equity

Liabilities	
Accounts payable and accrued expenses	$ 57,143
Total liabilities	57,143
Commitments and contingencies	
Partners' equity	
Partners' equity	373,871
Total partners' equity	373,871
Total liabilities and partners' equity	$ 431,014

The accompanying notes are an integral part of these financial statements